Room 4561

May 10, 2006

Mr. Michael E. Lehman
Chief Financial Officer and Executive Vice President, Corporate Resources
Sun Microsystems, Inc.
4150 Network Circle
Santa Clara, California 95054

> **Re:** **Sun Microsystems, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2005**
> **Filed September 13, 2005**
> **File No. 0-15086**

Dear Mr. Lehman:

We have reviewed the above-referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended June 30, 2005

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 28

1.   We note that your revenues related to certain products and services appear to have been impacted by changes in volume and by pricing pressures. Please explain to us how you have considered quantifying the changes in reported revenues that were attributable to changes in volume versus changes in price. Refer to Item 303(a)(3)(iii) of Regulation S-K.

Restructuring and Workforce Rebalancing Efforts, page 33

2.   We note that you refer to SFAS 112 in connection with the disclosures regarding your restructuring charges. We further note that you indicate that the timing of these charges will depend, in part, on notifying the employees that will be terminated as part of the restructuring plan. Please explain to us when you accrue for severance costs and how your policy complies with SFAS 112 and SFAS 146.

Consolidated Financial Statements

Note 3. Summary of Significant Accounting Policies

Revenue Recognition, page 72

3.   We note that you describe your subscription model in several areas within the filing. Please describe to us the terms of these arrangements and explain how your revenue recognition policy complies with SOP 97-2. In addition, describe the extent to which you currently recognize revenue using this model and indicate how your current software revenue recognition policy addresses these arrangements.

Stock-Based Compensation (Restated), page 75

4.   We note that you changed the computation of expected volatility in anticipation of adopting SFAS 123R. Please tell us more about your decision to make this change and explain why you believe that it was appropriately accounted for prospectively.

Note 12. Commitments and Contingencies

Litigation and Other Contingencies, page 95

5.   Please explain to us how your disclosures regarding the Gobeli litigation comply
        with the provisions of SFAS 5. In this regard, we note that your disclosures
        appear limited to describing the litigation and indicating that you have denied
        liability and intend to present a vigorous defense.

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. Please submit all
correspondence and supplemental materials on EDGAR as required by Rule 101 of
Regulation S-T. You may wish to provide us with marked copies of any amendment to
expedite our review. Please furnish a cover letter with any amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing any amendment and your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the
       filing;

   •   staff comments or changes to disclosure in response to staff comments do not
       foreclose the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding
       initiated by the Commission or any person under the federal securities laws of the
       United States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

You may contact Mark Kronforst, Assistant Chief Accountant, at (202) 551-3451 or me at (202) 551-3489 if you have any questions regarding these comments.

Very truly yours,

Brad Skinner
Accounting Branch Chief